As filed with the Securities and Exchange Commission on September 26, 2006

Registration No. 333-09554

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

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TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK MELLON

(Formerly known as The Bank of New York)

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

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The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

It is proposed that this filing become effective under Rule 466

 [X] immediately upon filing

on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 15 and 16
(iii) The collection and distribution of dividends	Article numbers 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 15 and 16
(v) The sale or exercise of rights	Article 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the Depositary	Article numbers 13, 18 and 21
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Tele Norte Celular Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1)

Form of Amended and Restated Deposit Agreement, dated as of December 3, 2002, among Tele Norte Celular Participações S.A., The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement"). – Filed previously.

(2)

Letter agreement, to be dated as of ______ __, 1998, between Tele Norte Celular Participações S.A. and the Depositary. – Filed previously.

(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Filed previously.

(5)

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 26, 2008.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rio de Janeiro, Federative Republic of Brazil, on September 26, 2008.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By: /s/ Luiz Eduardo Falco Pires Corrêa

      Luiz Eduardo Falco Pires Corrêa

      Chief Executive Officer

By: /s/ José Luis Magalhães Salazar

       José Luis Magalhães Salazar

                                                                                            Chief Financial Officer and Head of Investor

                                                                                            Relations

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 26, 2008.

Signatures

 Title

/s/ Luiz Eduardo Falco Pires Corrêa

Luiz Eduardo Falco Pires Corrêa

Chief Executive Officer

/s/ José Luis Magalhães Salazar

José Luis Magalhães Salazar

Chief Financial Officer and Head of

Investor Relations

(principal financial and accounting officer)

/s/ José Mauro Mettrau Carneiro da Cunha

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

___________________________________

Júlio César Pinto

Member of the Board of Directors

/s/ José Luis Magalhães Salazar

José Luis Magalhães Salazar

Member of the Board of Directors

/s/ Luiz Eduardo Falco Pires Corrêa

Luiz Eduardo Falco Pires Corrêa

Member of the Board of Directors

___________________________________

Paulo Conte Vasconcellos

Member of the Board of Directors

/s/ José Augusto da Gama Figueira

José Augusto da Gama Figueira

Alternate Member of the Board of

Directors

___________________________________

Otavio Marques de Azevedo

Alternate Member of the Board of

Directors

___________________________________

Pedro Jereissati

Alternate Member of the Board of

Directors

___________________________________

Luiz Alberto de Castro Falleiros

Alternate Member of the Board of

Directors

___________________________________

João José de Araujo Pavel

Alternate Member of the Board of

Director

PUGLISI & ASSOCIATES

Authorized representative

In the United States

By: /s/ Donald J. Puglisi

        Name: Donald J. Puglisi

        Title: Managing Director

INDEX TO EXHIBITS

Exhibit

(5)

Certification under Rule 466